Kewalo Development LLC

Financial Statements
(Unaudited – See accompanying independent accountants’
compilation report)

Independent Accountants’ Compilation Report

The Members
Kewalo Development LLC:

Management is responsible for the accompanying financial statements of Kewalo Development LLC (the Company), which comprise the balance sheets as of December 31, 2017 and 2016, and the related statements of operations and changes in members’ equity, and cash flows for the years then ended, and the related notes to financial statements in accordance with accounting principles generally accepted in the United States of America. We have performed the compilation engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the American Institute of Certified Public Accountants. We did not audit or review the 2017 and 2016 financial statements, nor were we required to perform any procedures to verify the accuracy or completeness of the information provided by management. Accordingly, we do not express an opinion, a conclusion, nor provide any form of assurance on these financial statements.

The 2015 financial statements were audited by us, and we expressed an unmodified opinion on them in our report dated February 26, 2016. We have not performed any auditing procedures on the financial statements since that date.

/s/ KKDLY LLC

Honolulu, Hawaii
March 1, 2018

KEWALO DEVELOPMENT LLC

Balance Sheets

December 31, 2017 and 2016
(See accompanying independent accountants' compilation report)

Asset	2017 (Unaudited)	2016 (Unaudited)

Cash	$2,774,147	$2,757,310

Liability and Members' Equity

Liability:
Contingency reserve	$2,388,851	$2,388,851

Members' equity	385,296	368,459

Total liability and members' equity	$2,774,147	$2,757,310

See accompanying notes to financial statements

KEWALO DEVELOPMENT LLC

Statements of Operations and Changes in Members' Equity

Years Ended December 31, 2017, 2016, and 2015
(See accompanying independent accountants' compilation report)

	2017 (Unaudited)	2016 (Unaudited)	2015 (Audited)

Real estate sales, net	$ -	$230,300	$242,952,850
Cost of sales	-	-	208,911,678

Gross profit	-	230,300	34,041,172

Operating expenses	17,756	80,130	1,413

Operating income (loss)	(17,756)	150,170	34,039,759

Other income (expense):
Rental and other income	34,593	102,947	36,544
Other expense	-	-	(7,841)

Net income	16,837	253,117	34,068,462

Members' equity at beginning of year	368,459	115,342	65,950,613
Distributions to members	-	-	(99,903,733)

Members' equity at end of year	$385,296	$368,459	$115,342

See accompanying notes to financial statements

	2017 (Unaudited)	2016 (Unaudited)	2015 (Audited)

Cash flows from operating activities:
Net income	$16,837	$253,117	$34,068,462
Adjustments to reconcile net income to net cash provided
by operating activities:
Contingency reserve	-	(68,972)	2,361,227
Real estate development costs	-	-	192,649,651
Prepaid expenses	-	-	8,901
Accounts payable and accrued expenses	-	-	(212,881)
Retention payable	-	-	(14,743,123)
Deposits	-	-	(36,072,303)

Net cash provided by operating activities	16,837	184,145	178,059,934

Cash flows from financing activities:
Distributions to members	-	-	(99,903,733)
Principal payments on debt	-	-	(76,068,549)

Net cash used in financing activities	-	-	(175,972,282)

Net increase in cash	16,837	184,145	2,087,652

Cash at beginning of year	2,757,310	2,573,165	485,513

Cash at end of year	$2,774,147	$2,757,310	$2,573,165

Supplemental cash flow information:
Interest paid	$ -	$ -	$203,663

See accompanying notes to financial statements

(1)	Organization and Description of Business

Kewalo Development LLC (the Company) is a Hawaii limited liability company formed on June 3, 2010, by Waimanu Development LLC, a Hawaii limited liability company (Waimanu). A&B Properties, Inc., a Hawaii corporation is Waimanu’s parent company and is the Manager of the Company. On September 5, 2012, the Company amended and restated its operating agreement (the Operating Agreement) and admitted N1189 LLC, a Hawaii limited liability company, BSC Waihonua LLC, a Hawaii limited liability company, and Armstrong Homes, Ltd., a Hawaii corporation as members (the Additional Members). The Company was formed primarily for the purpose of developing and selling real property commonly referred to as “Waihonua at Kewalo”, comprised of a condominium high rise project with 341 fee simple units, in Honolulu, Hawaii (the Project) and a senior citizen housing building in Honolulu, Hawaii, consisting of approximately 70 rental units.

In conjunction with a planned development permit (the Permit) issued by the Hawaii Community Development Authority (HCDA), the Company effectively satisfied the reserve housing obligations under the Permit to receive approval for issuance of the certificate of occupancy for the Waihonua at Kewalo condominium project. The Company deposited deeds and other consideration in conjunction with a development agreement by and between the Company and an unrelated third party developer, SCD Piikoi, LLC. The certificate of occupancy for the Project was issued in October 2014.

The Company commenced construction of the Project in November 2012. As of June 2015, all 341 units were sold.

The Operating Agreement provides for distributions to the Members first to the Additional Members proportionately until their respective unpaid preferred amount, as defined, equals zero. Further distributions are then to be paid to Waimanu until its unpaid preferred amount, as defined equals zero and then allocated 90 percent to Waimanu and 10 percent to the Additional Members in proportion to their respective economic interest.

Pursuant to the Operating Agreement, net profits from operations are first allocated to reduce any negative capital accounts, as defined, to zero, then to the Additional Members’ respective adjusted capital account up to their unpaid preferred amount, as defined. Additional net profits are then allocated to Waimanu’s capital account up to its unpaid preferred amount, as defined, and then allocated 90% to Waimanu and 10% to the Additional Members in proportion to their respective economic interest. Losses are first allocated to any member with a capital account greater than its unpaid preferred amount and then to Waimanu’s capital account until it equals zero. Additional losses are proportionately allocated to the Additional Members’ with capital accounts equal to zero and then to all members in proportion to their respective economic interest.

(2)	Summary of Significant Accounting Principles

Use of Estimates

The preparation of financial statements in accordance with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash

The Company maintains cash accounts in a Hawaii bank, which as of December 31, 2017 and 2016 and at various times throughout the years then ended, exceeded federally insured limits.

Revenue Recognition

Profit on sales of real estate is recognized when title has passed, minimum down payment criterion are met, the terms of any note received are such as to satisfy continuing investment requirements and collectability of the note is reasonably assured, the risks and rewards of ownership have been transferred to the buyer, and there is no substantial continuing involvement with the property. If any of the aforementioned criteria are not met, profit is deferred and recognized under the cost recovery, deposit, or percentage of completion method.

Income Taxes

As a limited liability company, the Company is not a tax-paying entity for purposes of federal and state income taxes. Income or losses of the Company are reported on the Members’ income tax returns. Therefore, no provision or liability for income taxes has been included in the financial statements.

The Company follows the provisions of Financial Accounting Standards Board Accounting Standards Codification (ASC) Topic 740, Income Taxes. ASC Topic 740 clarifies the accounting for uncertain tax positions in an enterprise’s financial statements by prescribing a recognition and measurement of a tax position taken or expected to be taken in a tax return. Management has determined that the Company does not have an uncertain tax position and associated unrecognized benefits that materially impact the financial statements or related disclosures.

As tax matters are subject to some degree of uncertainty, there can be no assurance that the Company’s tax returns will not be challenged by the taxing authorities and that the Company or its members will not be subject to additional tax, penalties, and interest as a result of such challenge. The Company is no longer subject to U.S. federal examinations by tax authorities for the years ended December 31, 2013 and prior.

(3)	Debt

On November 30, 2012, the Company entered into a $120 million loan agreement with four unrelated financial institutions to finance the construction of the condominium project.

As of December 31, 2015, the Company had repaid in full all outstanding borrowings under the loan agreement and accrued interest thereon.

(4)	Related-Party Transactions

The Company recorded real estate sales at market prices to directors, officers and employees of the Manager and the Manager’s parent company of approximately $3,800,000 in 2015 (audited). In 2015 (audited), the Company also recorded approximately $2,000,000 in real estate sales to an Additional Member.
Developer Fee

In accordance with the Operating Agreement, the Manager has sole responsibility for the day-to-day oversight and administration of the Company’s business activities and internal affairs, including the management of cash and personnel. In consideration for such duties, the Operating Agreement provided for a developer fee (Developer Fee) to be paid to the Manager equal to 4% of the total cost of constructing the condominium units. The Developer Fee which was capitalized to real estate development costs amounted to approximately $2,025,200 for the year ended December 31, 2015 (audited), excluding the consulting fees described below.

Consulting Agreement

The Company has a consulting agreement with an affiliate of BSC Waihonua LLC, to market the Project, assist in meeting the affordable housing requirements and to advise on certain development and construction issues. The consulting fee is calculated as 24% of the Developer Fee and was paid under the same terms as the Developer Fee. For the year ended December 31, 2015 (audited), the Company capitalized approximately $492,700 to real estate development costs under the consulting agreement.

(5)	Commitments and Contingencies

In conjunction with provisions of the Company’s Operating Agreement, the Manager has recorded a reserve liability for possible claims against or obligations of the Company arising out of the normal course of business. The liability approximates 1% of unit sales proceeds on the Project and was included in cost of sales of the Project for the year ended December 31, 2015. The contingency reserve amounted to $2,388,851 at December 31, 2017 and 2016.

(6)	Subsequent Events

The Company has evaluated subsequent events from the balance sheet date through March 1, 2018, the date at which the financial statements were available to be issued and determined there were no other items to disclose.

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